UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

The McGraw-Hill Companies, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

580645109

(CUSIP Number)

Jeff Davis
Vice-President and Associate General Counsel
Ontario Teachers’ Pension Plan Board
5650 Yonge Street, 3rd Floor
Toronto, Ontario M2M 4H5
Canada
(416) 228-5900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580645109	13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 6,839,429 shares (See Item 5.)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5.)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 6,839,429 shares (See Item 5.)
WITH	10	SHARED DISPOSITIVE POWER -0- (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,839,429 shares (See Item 5.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ (See Item 5.)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5.)
14	TYPE OF REPORTING PERSON EP

Item 1.                                Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares ("Shares") of common stock, $1.00 par value per share, of The McGraw-Hill Companies, Inc., a New York corporation (the "Issuer").  The principal executive office of the Issuer is located at 1221 Avenue of the Americas, New York, New York 10020.

Item 2.                                Identity and Background.

(a)           This Statement is being filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”).  Teachers’ is a pension plan that invests and manages the pension funds of active and retired teachers in Ontario, Canada.  In connection therewith, Teachers’ enters into investment management arrangements with certain investment management firms from time to time.  Teachers’ has entered into such an arrangement with JANA Partners LLC, a Delaware limited liability company (“JANA”), pursuant to which JANA holds certain Shares in a managed account on behalf of Teachers’.  Under the terms of such arrangement, JANA has sole discretion to vote and dispose of all securities managed by JANA on behalf of Teachers’, including the Shares.  Separately, Teachers’ owns Shares in its own account which it manages in its sole discretion.

Teachers’ expects to consult with JANA with respect to its investment in the Issuer, and Teachers’ and JANA may be deemed to be a “group” for purposes of the Securities Exchange Act of 1934 (the “Act”).  Although Teachers’ does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act.  Teachers’ expressly disclaims beneficial ownership of securities held by JANA, whether or not in connection with Teachers’ and JANA’s investment management arrangement, or any other person or entity other than, to the extent of any pecuniary interest therein.  The securities reported herein as being beneficially owned by Teachers’ do not include any securities held by JANA or any other person or entity and reflect only the accounts under Teachers’ sole management and control.  Any disclosures made herein with respect to persons or entities other than Teachers’ are made on information and belief after making inquiry to the appropriate party.

(b)–(c)        The principal business address of Teachers’ is 5650 Yonge Street, 3rd Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers’ is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)           Neither Teachers’, nor to the best of Teachers' knowledge, any of the persons identified in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Teachers’, nor to the best of Teachers’ knowledge, any of the persons identified in this Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Teachers’ is a corporation incorporated in Ontario, Canada.  Each of the persons listed on Schedule A hereto is a citizen of Canada.

Item 3.                                Source and Amount of Funds or Other Consideration.

The 6,839,429 Shares reported herein by Teachers’ were acquired at an aggregate purchase price of approximately $172 million.  The source of the funds used to purchase such Shares was the pension fund managed by Teachers’, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by Teachers’.

Item 4.                                Purpose of the Transaction.

Teachers’ acquired the Shares reported herein because it believes the Shares are undervalued and represent an attractive investment opportunity.

Teachers’ may take steps seeking to bring about changes to increase shareholder value which may include discussions with the Issuer’s board of directors, management, shareholders and other parties relating to the Issuer’s business, operations, management, board composition and representation, corporate structure, strategy and future plans, as well as the pursuit of other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, Teachers’ has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  However, Teachers' may change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors. Without limiting the generality of the preceding sentence, Teachers' reserves the right to at any time or from time to time (i) purchase or otherwise acquire additional Shares, or other securities of the Issuers, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities or (v) encourage (including, without limitation, communications with the Issuer's directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger or other reorganization, (B) changes to the Issuer's capitalization or dividend policy or (C) other changes to the Issuer's business or structure.

Item 5.                                Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported to be beneficially owned by Teachers’ is based upon 301,300,000 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2011 as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 28, 2011 for the period ended June 30, 2011.

As of the close of business on July 29, 2011, Teachers’ beneficially owns 6,839,429 Shares constituting approximately 2.3% of the Shares outstanding.  Upon information and belief, JANA, as of the close of business on July 29, 2011, may be deemed to beneficially own an additional 8,885,364 Shares, constituting approximately 2.9% of the Shares outstanding.  Accordingly, as of the close of business on July 29, 2011, Teachers’ and JANA, in aggregate, may be deemed to beneficially own 15,724,793 Shares, constituting approximately 5.2% of the Shares outstanding.

 (b)           Teachers’ has sole voting and dispositive power over 6,839,429 Shares, which power is exercised by Teachers’.

(c)           Information concerning transaction in the Shares effected by Teachers’ during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d)           No person (other than Teachers’) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                    Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2011

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:   /s/ Melissa Kennedy

Name:  Melissa Kennedy
Title:  Senior Vice-President

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board

Name	Residence or Business Address	Occupation or Employment
Rod Albert (Director)	566 Rosebank Road South Pickering, ON M3B 3R4	Director of Board
Helen Kearns (Director)	71 Hudson Drive Toronto, ON M4T 2K2	President of R.S. Bell & Associates
Hugh Mackenzie (Director)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Director)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Sharon Sallows (Director)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
David W. Smith (Director)	37 Byrton Road Toronto, ON M5P 1V1	Director of Board
Dan Sullivan (Director)	65 Chestnut Park Road Toronto, ON M4W 1W7	Director of Board
Jean Turmel (Director)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.
Jacqueline Beaurivage	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Head of Enterprise Project Management of Teachers’
Russ Bruch	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers’
Jason Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income of Teachers’
Andrew Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’

Name	Residence or Business Address	Occupation or Employment
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Strategy & Innovation of Teachers’
Jeff Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Associate General Counsel of Teachers’
Stephen Dowd	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Infrastructure of Teachers’
Kevin Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Volatility & Strategy of Teachers’
Steve Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Zev Frishman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of Teachers’
Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment IT Architecture of Teachers’
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Service Delivery of Teachers’
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers’
Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers’
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Opportunities of Teachers’
Dan Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations of Teachers’
Tony Kalvik	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Operations of Teachers’
Melissa Kennedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Corporate Secretary and Sr. Vice-President, Corporate Affairs of Teachers’
Kevin Kerr	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers’
Wayne Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers’

Name	Residence or Business Address	Occupation or Employment
Leslie Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Active Equities of Teachers’
Jim Leech	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers’
Rosemarie McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers’
David McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers’
Marcia Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President Human Resources of Teachers’
Ron Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income and Alternative Investments of Teachers’
Jennifer Newman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Operations of Teachers’
Phil Nichols	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers’
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Research & Risk of Teachers’
Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of Teachers’
William Royan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’
Glen Silvestri	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers’

Name	Residence or Business Address	Occupation or Employment
Olivia Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers’
Michael Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers’
George Wong	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance -Compliance, Analytics, Performance & Data Management of Teachers’
Barbara Zvan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer of Teachers’

SCHEDULE B

Transactions in the Issuer in the Last 60 Days

Date of Transaction	Shares Purchases (Sold)	Price Per Share ($USD)
June 7, 2011	300,000	41.69
June 14, 2011	70,367	41.52
June 15, 2011	129,633	41.46
June 15, 2011	50,000	41.43
June 16, 2011	50,000	40.98
June 16, 2011	150,000	41.09
June 17, 2011	(5,066)	39.61